

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 22, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. Bill W. Wheat
Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, Texas 76102

   RE: Form 10-K for the fiscal year ended September 30, 2008
      File No. 1-14122

Dear Mr. Wheat:

   We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis, page 23

2. We note your discussion of the challenges faced in the homebuilding industry and the impact on your fiscal 2008 results. In a similar manner to the quantitative disclosures you provided related to your inventory, we urge you to continue to find ways to provide additional quantitative disclosures to convey to investors the current and ongoing risks related to the recoverability of your other homebuilding assets and financial services assets as well as the risk that additional charges may need to be recorded. We urge you to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.

3. Through your financial services operations, you provide mortgage financing and title agency services to homebuyers in many of your homebuilding markets. Please expand your disclosures to address the risks and exposures related to these mortgage financing products, including risks associated with being able to resell these loans. Specifically, you should disclose whether you originate any sub-prime, Alt-A, or other non-prime loans. If so, please disclose your definition and description of each of these types of loans as well as your underwriting and risk management policies related to these loans. You should also consider quantifying your exposure to each of these types of loans.

4. You provide key operating and financial data for your homebuilding operations by reporting segment. Please consider providing the following additional disclosures:
    *   The dollar amount of contract cancellations by segment for each period presented; and
    *   The number of communities tested for impairment during each period presented, the number of communities you determined to be impaired during each period presented, and the total number of communities which exist at the end of each period presented.

Overview of Current Capital Resources and Liquidity, page 48

5. We remind you that Item 303(A)(1) an (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the homebuilding and mortgage finance industry which you have discussed elsewhere, we urge you to expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources. Your disclosures should address the 41% decrease in homebuilding revenues in the year ended September 30, 2008 compared to the year ended September 30, 2007.

6. The disclosures in Note E indicate that the 5% senior notes in the principal amount of $200 million are due on January 15, 2009 and the 8% senior notes in the principal amount of $349.7 million are due on February 1, 2009. In addition, the mortgage repurchase facility, for which you had an outstanding obligation of $203.5 million at September 30, 2008, matures on March 26, 2009. Please tell us the current status of your borrowings, including if you have been able to refinance any of your debt amounts. Your response should specifically address the 5% senior notes, 8% senior notes, mortgage repurchase facility as well as any other debt agreements to which there have been significant developments subsequent to September 30, 2008. We remind you to maintain current disclosures regarding the status of your borrowings, including a discussion of material changes related to your borrowings.

7. You disclose that further lowering of your debt ratings could make accessing the public capital markets more difficult and expensive. You also note that the recent volatility in the credit markets and losses sustained by many banks will likely make renewing the mortgage repurchase facility more challenging and more expensive. Please consider how to provide a quantitative discussion regarding the additional expense that could be incurred in refinancing or obtaining additional borrowings. For example, you could disclose your historical borrowing rate and the expected borrowing rate associated with future borrowings or refinancing arrangements.

Financial Services Capital Resources, page 53

8. In a similar manner to the disclosures of your revolving credit facility, please disclose the specific terms of material debt covenants associated with your mortgage repurchase facility and any other debt agreements. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350

and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Contractual Cash Obligations, Commercial Commitments and Off-Balance Sheet Arrangements, page 55

9. Please revise your table to include a separate line item for estimated interest payments on your long-term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table. Please refer to Item 303(a)(5) of Regulation S-K and Section IV of SEC Release 33-8350.

Critical Accounting Policies

Revenue Recognition, page 59

10. You state that mortgage loans held for sale are carried at cost adjusted for changes in fair value after the date of designation of an effective accounting hedge, based on either sale commitments or current market quotes. Some loans are sold with limited recourse provisions. You estimate a total loss reserve predominantly for mortgage loans held in portfolio and mortgage loans held for sale. Market is determined by either sales commitments or current market conditions. Please discuss the significant estimates and assumptions used to determine your total loss reserve related to mortgage loans, including any liability related to recourse provisions. Please also discuss the significant estimates and assumptions used to determine the fair value of mortgage loans. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

Financial Statements

Notes to the Financial Statements

Note A – Summary of Significant Accounting Policies, page 73

Cash and Cash Equivalents, page 73

11. You report amounts in transit from title companies for home closings in cash and cash equivalents. Please disclose the amount included in cash and cash equivalents related to the amounts in transit. Please also tell us supplementally how you determined this classification was appropriate. Refer to paragraphs 7 through 10 of SFAS 95.

Insurance Claim Costs, page 77

12. Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

Note G – Income Taxes, page 90

13. You have recorded deferred tax assets of $213.5 million for which there are no valuation allowances. These amounts are expected to be primarily realized through net operating loss carrybacks to tax year ended September 30, 2007. In addition you recorded a federal income tax receivable of $676.2 million related to net operating loss carrybacks to tax year ended September 30, 2006. Please discuss any significant estimates and assumptions used in determining it was appropriate to record the deferred tax asset of $213.5 million and the federal income tax receivable of $676.2 million. Given the net loss recorded for the year ended September 30, 2007, please also specifically disclose how you determined that you would be able to carryback net operating losses to the tax year ended September 30, 2007.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in their filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant